AMTD IDEA Group

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

August 28, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Austin Pattan

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMTD IDEA Group (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-39006

Dear Ms. Gowetski and Mr. Pattan,

This letter sets forth the Company’s response to the comments contained in the letter dated August 14, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 120

1.

We note your response to comment 3. Item 16I(b) of Form 20-F states: “Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” Additionally, page 15 of our Release No. 34-93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” As previously requested, please provide us with the information required by Items 16I(b)(2), (b)(3) and (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

Pursuant to the request of the Staff and Item 16I(b)(3) of Form 20-F, the Company respectfully submits that except for AMTD Group Inc. and Infinity Power Investments Limited, no other shareholder beneficially owns 5% or more of the Company’s total issued and outstanding ordinary shares based on an examination of the Company’s register of members as of April 28, 2023 and the Schedule 13Gs and Schedule 13Ds and their respective amendments thereto filed by the Company’s major shareholders. The Company is controlled by AMTD Group Inc., which beneficially owns 39.6% of the total issued and outstanding ordinary shares of the Company, representing 85.5% of the total voting power of the Company. Infinity Power Investments Limited is wholly owned by Dr. Calvin Choi, the founder of the Company, and owns 32.9% of the issued and outstanding shares of AMTD Group Inc. and 16.2% of the total issued and outstanding ordinary shares of the Company. Based on a certification provided by AMTD Group Inc. to the Company (the “AMTD Group Certification”), none of the shareholders of AMTD Group Inc. is owned or controlled by a government entity of China. For the foregoing reasons, the Company believes that the government entities in China do not have a controlling financial interest in the Company.

The Company’s consolidated foreign operating entities include subsidiaries wholly owned and partially owned by the Company. As the wholly-owned subsidiaries are 100% owned by the Company, directly or indirectly, the Company believes that the government entities in China do not have a controlling financial interest in these wholly-owned subsidiaries, for the reasons set forth above. With respect to the Company’s partially-owned subsidiaries, which are ultimately controlled by the Company, the Company also examined the registers of members or equivalent corporate records of these entities, and plus the same reasons set forth above, the Company believes that the governmental entities in China do not have a controlling financial interest in any of these partially owned subsidiaries.

Pursuant to the Staff’s request and Item 16I(b)(2), the Company respectfully submits that its shareholders include: (i) The Bank of New York Mellon, (ii) AMTD Group Inc., AMTD Assets Alpha Group, and AMTD Education Group, (iii) Infinity Power Investments Limited, and (iv) certain institutional and individual investors, based on the Company’s register of members as of April 28, 2023. The Company further submits that its consolidated foreign operating entities are organized or incorporated in Cayman Islands, British Virgin Islands, Singapore, France, the United States, Italy, and Malaysia (the “Relevant Jurisdictions”). To the best of the Company’s knowledge, the government entities in the Relevant Jurisdictions do not own any share of the Company or its wholly-owned consolidated foreign operating entities, which are subsidiaries 100% owned by the Company ultimately.

•

The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and Schedule 13Ds and their respective amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be or owned or controlled by a government entity in the Relevant Jurisdictions.

•

AMTD Group Inc. directly owns 80.1% and 100.0% of the outstanding share capital of AMTD Assets Alpha Group and AMTD Education Group, respectively. Based on the AMTD Group Certification, no government entity in the Relevant Jurisdictions owns any share of AMTD Group Inc., AMTD Assets Alpha Group, or AMTD Education Group.

•	Infinity Power Investments Limited is wholly owned by Dr. Calvin Choi.

•

In respect of the other institutional and individual investors, which comprise the Company’s pre-IPO investors and PIPE investors after the listing of the Company, based on due diligence exercises carried out by the Company in connection with their investments, none of these investors is owned or controlled by a government entity in the Relevant Jurisdictions.

With respect to the Company’s partially-owned consolidated foreign operating entities, which are subsidiaries controlled by the Company ultimately, the Company respectfully submits that, to the best of the Company’s knowledge, the government entities in the Relevant Jurisdictions do not own any share in these entities for the reasons stated above and also based on an examination of the registers of members or equivalent corporate records of these entities.

Pursuant to Item 16I(b)(5), the Company respectfully confirms that the articles of the Company and all of its consolidated foreign operating entities do not contain wording from any charter of the Communist Party of China.

*        *         *

Very truly yours,

/s/ Dr. Feridun Hamdullahpur
Dr. Feridun Hamdullahpur
Chairman

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

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